NEWS RELEASE
Contact:
Cindy Poehlman		Ron Stabiner
Chief Financial Officer	or	Vice President
ParkerVision, Inc.		The Wall Street Group, Inc.
904-732-6100, cpoehlman@parkervision.com		212-888-4848, rstabiner@thewallstreetgroup.com

FOR IMMEDIATE RELEASE:

PARKERVISION, INC. REPORTS THIRD QUARTER AND NINE MONTH RESULTS

Company to Host Conference Call Today at 4:30 p.m. ET

JACKSONVILLE, Fla.  November 9, 2010 -- ParkerVision, Inc. (NasdaqGM: PRKR), a developer and marketer of semiconductor technology solutions for wireless applications, today reported reduced losses for the third quarter and nine months ended September 30, 2010, as compared to the same periods in 2009.  ParkerVision reduced third quarter 2010 operating expenses by approximately $1.7 million or 30% from the same period in 2009, largely as a result of cost control programs.

For the third quarter ended September 30, 2010, the reported net loss was $4.0 million, or $0.10 per share, compared to a net loss in the third quarter of 2009 of $5.7 million, or $0.17 per share.

For the nine month period ended September 30, 2010, ParkerVision reported a net loss of $11.7 million, or $0.28 per share, compared with a net loss of $16.6 million, or $ 0.53 per share for the first nine months of 2009.

ParkerVision ended the third quarter of 2010 with approximately $5.0 million in cash and short-term securities.  The Company used approximately $2.5 million in cash for operations for the third quarter of 2010, a 37% decrease from cash used for operations for the same period in 2009.  For the nine month period ended September 30, 2010, ParkerVision used $7.9 million in cash for operations, compared to $10.6 million for the same period in 2009, representing a 26% decrease in cash usage year over year.

On November 3, 2010, the company closed a registered direct offering of common stock and warrant securities primarily to institutional investors.  This offering resulted in net proceeds to ParkerVision of approximately $3.9 million.

Jeffrey Parker, Chairman and Chief Executive Officer, commented, “Our activities this past quarter have been focused on the steps necessary to transition our 3G design win into a tangible product order.  We have made significant progress toward that end, and we continue to believe that the initial launch of our technology in mobile devices will represent a major turning point for the company.  The recently completed financing provides us with additional capital to support this important effort.”

The Company will host a conference call and webcast today at 4:30 p.m. ET for a discussion of its 2010 third quarter financial results. The conference call will be accessible by telephone at 1-877-561-2750, at least ten minutes before the scheduled start time.  International callers should dial 763-416-8565. The conference call may also be accessed by means of a live webcast on our website at http://ir.parkervision.com/events.cfm.  The conference call will also be archived and available for replay on our website at www.parkervision.com for a period of 90 days.

About ParkerVision

ParkerVision, Inc. designs, develops and markets its proprietary RF technologies which enable advanced wireless communications for current and next generation mobile communications networks. Its solutions for wireless transfer of radio frequency (RF) waveforms enable significant advancements in wireless products, addressing the needs of the cellular industry for efficient use of power, reduced cost and size, greater design simplicity and enhanced performance in mobile handsets as the industry migrates to next generation networks. ParkerVision is headquartered in Jacksonville, Florida.  For more information please visit www.parkervision.com.  (PRKR-I)

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Safe Harbor Statement

This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10K for the year ended December 31, 2009 and the Forms 10Q for the quarters ended March 31, 2010, June 30, 2010, and September 30, 2010. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

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ParkerVision, Inc.
Summary of Results of Operations (in thousands except for per share amounts)
Unaudited

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Service revenue	$-	$-	$64	$-
Cost of goods sold	-	-	47	C-
Gross margin	-	-	17	-

Research and development	2,416	3,730	6,883	10,305
Marketing and selling	425	503	1,328	1,656
General and administrative	1,157	1,509	3,570	4,717
Total operating expense	3,998	5,742	11,781	16,678

Interest and other income/(expense)	22	(4)	47	34

Net loss	$(3,976)	$(5,746)	$(11,717)	$(16,644)

Basic and diluted loss per common share	$(0.10)	$(0.17)	$(0.28)	$(0.53)

Balance Sheet Highlights (in thousands)	September 30, 2010 (unaudited)	December 31, 2009
Cash and available for sale securities	$5,010	$13,491
Prepaid and other current assets	258	594
Property and equipment, net	603	836
Intangible assets, net	9,589	10,078
Other assets	530	546
Total assets	$15,990	$25,545

Current liabilities	$1,477	$1,508
Long term liabilities	75	154
Shareholders’ equity	14,438	23,883
Total liabilities and shareholders’ equity	$15,990	$25,545

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